SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONCORD COMMUNICATIONS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE, GRANTED
UNDER THE 1997 STOCK PLAN OF CONCORD COMMUNICATIONS, INC., AS AMENDED
(TITLE OF CLASS OF SECURITIES)

206186108
(CUSIP NUMBER OF CLASS OF SECURITIES)
(COMMON STOCK UNDERLYING OPTIONS)

JOHN A. BLAESER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
CONCORD COMMUNICATIONS, INC.
600 NICKERSON ROAD
MARLBORO, MASSACHUSETTS 01752
TELEPHONE: (508) 460-4646
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

KEVIN M. BARRY, ESQ.
TESTA, HURWITZ & THIBEAULT, LLP
125 HIGH STREET
BOSTON, MASSACHUSETTS 02110
TELEPHONE: (617) 248-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,300,000	$418.11

*Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all outstanding eligible options to purchase shares of common stock of Concord Communications, Inc. with an exercise price equal to or greater than $25.00 per share, granted under the 1997 Stock Plan of Concord Communications, Inc., as amended, for a total aggregate price of $3,300,000. The aggregate price is calculated based on the Black-Scholes option pricing model as of September 17, 2004.

**$126.70 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Rate Advisory #7 for Fiscal Year 2004. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on September 27, 2004.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 418.11
Filing Party: Concord Communications, Inc.
Form or Registration No.: Schedule TO
Date Filed: September 27, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

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INTRODUCTORY STATEMENT
Item 4. Terms of the Transaction
SIGNATURE

INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements our Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 27, 2004, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on October 20, 2004 (the “Schedule TO”).

     This Amendment No. 2 is the final amendment to the Schedule TO and its sole purpose is to report the results of our offer (the “Offer”) to purchase any and all outstanding options to purchase shares of our common stock, $0.01 par value per share (our “Common Stock”), with an exercise price of $25.00 per share or more granted under our 1997 Stock Plan, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 2004 and filed with the Schedule TO (as amended on October 20, 2004, the “Offer to Purchase”).

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby further amended and supplemented to add the following:

     “The Offer expired at 5:00 P.M., Boston, Massachusetts time, on Tuesday, October 26, 2004. Pursuant to the Offer to Purchase, we accepted for purchase all properly tendered and not validly withdrawn options eligible for the Offer to Purchase, which options represented the right to purchase an aggregate of 965,242 shares of Common Stock. This amount represents 99.97% of the outstanding options eligible for the Offer to Purchase, with a total of 160 (99.38%) of our eligible employees (which included our executive officers, as further described in the Offer to Purchase) having elected to tender their eligible options in the Offer. Upon the terms and subject to the conditions of the Offer to Purchase, we will pay promptly an aggregate purchase price of $3,295,189.10 for such tendered and accepted options.”

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONCORD COMMUNICATIONS, INC.
By: /s/ John A. Blaeser

Name:	John A. Blaeser
Title:	President and Chief Executive Officer

Date: October 27, 2004

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